U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935, or
Section 30(f) of the Investment Company Act of 1940

( ) Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue. See Instructions 1(b).
(x) Form 3 Holdings Reported
(x) Form 4 Transactions Reported

1. Name and Address of Reporting Person
   (Last)           (First)           (Middle)
   Kettle,          Adela             Maria
2. Issuer Name and Ticker or Trading Symbol
   LANDMARK INTERNATIONAL, INC. "LMKI"
3. IRS or Social Security Number of Reporting Person, if an Entity
(Voluntary)

4. Statement for Month/Year
   AUGUST 1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director 			            (x) 10% Owner
   (x) Officer (give title below)         ( ) Other (specify below)
         Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (x) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

Table I -- Non-Derivative Securities Acquired, Disposed of, or
           Beneficially Owned
                                                  5.Amount
                                                  of Secu-
                                                  rities
                                                  Bene-
                                                  ficially
                               4.Securities       Owned at   6.Ownership
             2.Trans- 3.Trans- Acquired (A) or    End of     Form:    7.
             action   action   Disposed of (D)    Issuer's   Direct   Nature
of
             Date     Code     (Instr. 3,4 and 5) Fiscal     (D) or
Indirect
1.Title of   (Month/  (Instr.8)         (A)       Year       Indirect
Beneficial
Security     Day/                        or       (Instr.    (I)
Ownership
(Instr.3)    Year)    Code     Amount   (D) Price 3 and 4)
(Instr.4)(Instr.4)
Common Stock 07/21/95 J3       7,500,000 A    __  7,500,000  I   Chapman
Group
Common Stock 05/03/99 S4       10,000    D  .74              I   Chapman
Group
Common Stock 06/04/99 S4       10,000    D  .71              I   Chapman
Group
Common Stock 06/04/99 S4       10,000    D  .62              I   Chapman
Group
Common Stock 06/09/99 S4       15,000    D  .72              I   Chapman
Group
Common Stock 06/10/99 S4        5,000    D  .71              I   Chapman
Group
Common Stock 06/11/99 S4       25,000    D  .52              I   Chapman
Group
Common Stock 06/17/99 S4       30,000    D  .67              I   Chapman
Group
Common Stock 06/30/99 S4       10,000    D  .65              I   Chapman
Group
Common Stock 07/06/99 S4       20,000    D  .73              I   Chapman
Group
Common Stock 07/07/99 S4       40,000    D  1.05             I   Chapman
Group
Common Stock 07/08/99 S4       50,000    D  1.43             I   Chapman
Group
Common Stock 07/09/99 S4       20,000    D  1.63             I   Chapman
Group
Common Stock 07/12/99 S4       20,000    D  2.35             I   Chapman
Group
Common Stock 07/13/99 S4       10,000    D  3.32             I   Chapman
Group
Common Stock 07/14/99 S4       10,000    D  6.23             I   Chapman
Group
Common Stock 07/19/99 S4       20,000    D  7.89             I   Chapman
Group
Common Stock 07,20/99 S4       30,000    D  8.29             I   Chapman
Group
Common Stock 08/05/99 S4        1,000    D  4.17             I   Chapman
Group
Common Stock O8/06/99 S4        2,000    D  4.20             I   Chapman
Group
Common Stock 08/09/99 S4        1,000    D  3.80             I   Chapman
Group
Common Stock 08/10/99 S4       16,000    D  4.55             I   Chapman
Group
Common Stock 08/19/99 S4        8,000    D  4.86  7,137,000  I   Chapman
Group


* If the form is filed by more than one Reporting Person, see Instruction 4(b)(iv)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II--Derivative Securities Acquired, Disposed of or Beneficially Owned
          (e.g., puts, calls, warrants, options, convertible securities)

            2.Conver-                     5.Number of Deriv- 6.Date
Exercisable
            sion or   3.Trans-            ative Securities   and Expiration
Date
            Exercise  action              Acquired (A) or   (Month/Day/Year)
1.Title of  Price of  Date     4.Transac- Disposed of (D)
Derivative  Deriv-    (Month/  tion Code  (Instr.3,4,and 5)  Date
Security    ative     Day/     (Instr.8)                     Exercis-
Expiration
(Instr.3)   Security  Year)    Code      (A)       (D)       able     Date

                                                             10.
                                                9.Number of  Ownership
                                                Derivative   Form of
                                                Securities  Derivative
                                                Benefi-    Security:  11.
             7.Title and                        cially     Direct     Nature
             Amount of Underlying    8.Price of Owned at   (D) or   of
Indirect
             Securities              Derivative End of     Indirect
Beneficial
1.Title of   (Instr. 3 and 4)        Security   Year       (I)
Ownership
Derivative                 Amount or
Security     Title         Number of (Instr.5) (Instr.4) (Instr. 4) (Instr.4)


Explanation of Responses:

TABLE I
Shares acquired in a merger transaction whereby Landmark International, Inc. acquired all of the stock in STM Communications, Inc. The Chapman Group was the sole shareholder of STM.

A. Maria Kettle is the sole beneficiary of the Chapman Group. W.J. Kettle is the Trustee of The Chapman Group and disclaims beneficial ownership of any securities held by The Chapman Group. W.J. Kettle files reports of his ownership separately.


/s/______________________________________________
**Signature of Reporting Person - A. Maria Kettle


Date: 9/15/99

** Intentional misstatements or omissions of facts constitute Federal
Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).